UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Teva Announces Proposed Public Offerings of American Depositary Shares and Mandatory Convertible Preferred Shares in Connection with Pending Acquisition of Actavis Generics

Jerusalem, November 30, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that it is commencing concurrent offerings totaling approximately $6.75 billion, consisting of approximately $3.375 billion of its American Depositary Shares (“ADSs”), each representing one Teva ordinary share, and approximately $3.375 billion of its Mandatory Convertible Preferred Shares. Final amounts of these securities will be determined based on market and other conditions. Teva intends to use the net proceeds from these offerings towards the cash portion of the purchase price for its previously announced acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), and to pay related fees and expenses, for the pending acquisition of Rimsa or otherwise for general corporate purposes.

These offerings are separate public offerings made by means of separate prospectus supplements and are not contingent on each other, or upon the consummation of the Actavis Generics or Rimsa acquisitions. If for any reason the acquisitions do not close, Teva expects to use the net proceeds from these offerings for general corporate purposes. Teva intends to grant the underwriters in each offering the option to purchase up to an additional 10% of the ADSs and up to an additional 10% of the Mandatory Convertible Preferred Shares, in each case, solely to cover overallotments, if any.

Barclays, BofA Merrill Lynch, Citigroup, Morgan Stanley, BNP Paribas, Credit Suisse, HSBC, Mizuho Securities, RBC Capital Markets and SMBC Nikko are acting as the joint book-running managers for the offerings.

The ADSs and Mandatory Convertible Preferred Shares are being offered for sale pursuant to a prospectus and related prospectus supplements that constitute a part of Teva’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”) on Form F-3 on November 30, 2015. Before making an investment, potential investors should read the preliminary prospectus supplements and accompanying base prospectus, together with the information incorporated by reference therein, and the other documents that Teva has filed with the SEC for more complete information about Teva and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Teva, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and related prospectus supplement(s) if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 at 1 (888) 603-5847 and barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717 at 1 (800) 831-9146; Merrill Lynch, Pierce Fenner & Smith Incorporated, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, at dg.prospectus_requests@baml.com; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any security of Teva, nor will there be any sale of any such security in any jurisdiction in which such offer, sale or solicitation would be unlawful. The offerings may be made only by means of the applicable prospectus supplement and accompanying base prospectus. In particular, the offer and sale of the Mandatory Convertible Preferred Shares can only be conducted outside of Israel.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Cautionary Notice Regarding Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions (such as our pending Actavis Generics and Rimsa acquisitions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, corruption or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our security data; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for new generic products; potential liability in the U.S., Europe and other foreign markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to retain key personnel, or to attract additional executive and managerial talent; any failures to comply with the complex Medicare and Medicaid reporting and payment obligations; significant impairments charges relating to intangible assets goodwill and property, plant and equipment; the effects of the increase of leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or a change in our business; variations in patent laws that may adversely affect our ability to manufacture products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group EVP & CFO

Date: November 30, 2015